

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 10, 2009

Mr. William David Gibbs
President and Chief Executive Officer
Southern Star Energy Inc.
110 Cypress Station, Suite 152
Houston, TX 77090

   **Re:**  **Southern Star Energy Inc.**
       **Form 8-K Filed January 14, 2009**
       **Response Letter Dated February 9, 2009**
       **Form 8-K/A Filed February 9, 2009**
       **File No. 000-52106**

Dear Mr. Gibbs:

  We have completed our review of your Form 8-K and related filings and have no further comments at this time.

             Sincerely,

             Jill Davis
             Branch Chief